Exhibit A

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Delaware Wilshire Private Markets Master Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	—		—
Fees Previously Paid	$31,371,788.5(1)	0.01476%(2)	$4,630.48
Total Transaction Valuation	$31,371,788.5(1)
Total Fees Due for Filing			$4,630.48
Total Fees Previously Paid			$4,630.48
Total Fee Offsets			—
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum purchase price for Institutional Class Shares of beneficial interest ("Shares").

(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.

Table 2 – Fee Offset Claims and Sources

Not applicable.